Exhibit 99.1

ASSIGNMENT AND AMENDING AGREEMENT

THIS AGREEMENT is made as of the 15th day of May, 2009

BETWEEN:

MINERA ANDES INC., an Alberta corporation

(“MAI”)

AND:

MINERA ANDES S.A., an Argentinean corporation

(“MASA”)

AND:

ANDES CORPORACIÓN MINERA S.A., an Argentinean corporation

(“Andes”)

AND:

LOS AZULES MINING INC., a Cayman Islands corporation

(“LAMI”)

AND:

MIM ARGENTINA EXPLORACIONES S.A., an Argentinean corporation

(“MIM”)

AND:

XSTRATA QUEENSLAND LIMITED, an Australian corporation

(“Xstrata”)

WHEREAS:

A.

MAI, MASA, MIM and Xstrata are parties to an option agreement dated November 2, 2007 (the “Option Agreement”);

2	Exhibit 99.1

B.

MASA owns the following mineral interests situated in the Province of San Juan, Republic of Argentina:

(a)

520.0279-M-98 s/ Manifestacion de descubrimiento Azul 1; and

(b)

520.0280-M-98 s/ Manifestacion de descubrimiento Azul 2,

which constitute the MASA Properties for the purpose of the Option Agreement;

C.

Andes, an Affiliate of MASA and MAI, acquired after the Effective Date, in the case of (a), (b) and (c) below, and is in the process of acquiring, in the case of (d) and (e), the following mineral interests situated in the Province of San Juan, Republic of Argentina:

(a)

546.189-R-94 s/ Cateo;

(b)

1124.186-A-07 s/ Manifestacion de descubrimiento Azul Este;

(c)

546.177-A-94 s/ Cateo;

(d)

1124.121-A-06 s/ Manifestacion de descubrimiento Azul 3; and

(e)

1124.277-A-07 s/ Cateo

(the “Andes Rights”);

D.

The properties listed in para (a), (b) and (c) above are part of the Los Azules Properties.

E.

MASA wishes to assign, transfer and convey unto LAMI its right, title and interest in, and LAMI wishes to assume MASA’s obligations under, the Option Agreement;

F.

MASA wishes to assign, transfer and convey unto Andes all of its right, title and interest in and to the MASA Properties;

G.

Each of Andes and LAMI is an Affiliate of MASA and MAI; and

H.

MAI, MASA, MIM, and Xstrata wish to amend certain terms of the Option Agreement in accordance with the terms of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties to this Agreement), the parties to this Agreement each agree as follows:

1.

Defined Terms.

(a)

“Liabilities” includes claims, debts, liabilities, obligations (whether to make payments, to give notices or to perform or not perform any action), contingencies and commitments of any nature whatsoever (whether known or unknown, asserted or not asserted, whether absolute, accrued, contingent, fixed or otherwise, determined or determinable, liquidated or unliquidated, and whether due or to become due and whether or not required by generally accepted accounting principles to be reflected as a liability on Andes’ financial statements or disclosed in the notes thereto), and any liabilities for taxes and any liabilities in respect of any legal action (or settlement thereof).

3	Exhibit 99.1

(b)

Capitalized words used in this Agreement and not otherwise defined herein shall have the meanings given to such terms in the Option Agreement.

2.

Assignment to LAMI.  Effective as of the date hereof, without further document, instrument, act or formality, MASA hereby assigns, transfers, conveys and sets over to LAMI and LAMI hereby purchases all of MASA’s right, title, benefit and interest in, to and under the Option Agreement including, without limitation, the rights and benefit of all representations, warranties, covenants, indemnities and guarantees of MIM and Xstrata set out therein and  all remedies connected therewith or arising therefrom, except as provided in Section (b) of this Agreement.

3.

Assumed Liabilities.  LAMI agrees in favour of MASA and MIM to assume and perform and, effective as of the date hereof, LAMI hereby does assume and shall perform all of the obligations of MASA under the Option Agreement with the exception of the obligation to hold the MASA Properties and the Properties (which obligation is to be performed by Andes pursuant to Sections  and  of this Agreement) (collectively, the “Assumed Liabilities”), all without in any way derogating from the provisions of Section 19.3 of the Option Agreement.  For the avoidance of doubt, MASA is not hereby relieved or discharged of any of its obligations or liabilities under the Option Agreement, and MIM and Xstrata may continue to look to MASA for the performance thereof to the extent not performed by LAMI.

4.

Confirmation of Guarantee.

(a)

MAI hereby confirms its guarantee of the due and proper observance and performance by MASA of the covenants, conditions, obligations, and liabilities of MASA, provided by MAI to MIM in Section 27.1 of the Option Agreement.

(b)

MAI hereby guarantees to MIM the due and proper observance and performance by:

(i)

LAMI of the covenants, conditions, obligations and liabilities of LAMI that are to be performed by LAMI under the Option Agreement; and

(ii)

Andes of the covenants, conditions, obligations and liabilities of Andes under this Agreement and the Option Agreement that are to be performed by Andes from the date hereof until the earlier of: (i) the date of delivery of a Back-in Notice, if any, by MIM; (ii) the date of delivery of a ROFR Notice, if any, by MIM; (iii) the Back-in Expiry Date; and (iv) the date of delivery of a No-Interest Election by MIM, in each case, on the same basis as MAI has guaranteed the due and proper observance and performance by MASA of the covenants, conditions, obligations, and liabilities of MASA as set forth in Sections 27.1 through 27.7 of the Option Agreement, and all references to MASA in Sections 27.1 through 27.7 of the Option Agreement shall include LAMI and Andes, mutatis mutandis.

4	Exhibit 99.1

For greater certainty, MAI is not guaranteeing the observance and performance by Andes of any of the covenants, conditions, obligations and liabilities of Andes that are to be performed by Andes under this Agreement or the Option Agreement after the earliest to occur of any event set out in Section 4(b)(ii) hereof.

For greater certainty, nothing in Section 4(b) of this Agreement shall in any way alter Section 19.3 of the Agreement wherein MIM agreed to release MASA from all of its obligations and liabilities under the Option Agreement upon an Assignment provided that MIM, acting reasonably, is satisfied that the transferee or parent of the transferee achieves a Market Capitalization of Cdn$165,000,000.

5.

Transfer of MASA Properties and MASA Rights and Assignment of Right to Acquire Property.  MASA hereby assigns, transfers, conveys and set over to Andes:

(a)

all of its right, title and interest in and to the MASA Properties; and

(b)

MASA’s right to acquire from MIM a 100% interest in and to the Property pursuant to Section 3.1 of the Option Agreement in the event that LAMI (as MASA’s assignee under the Option Agreement) exercises the Option by, inter alia, delivering to MIM an Earn-in Notice pursuant to Section 7.1(b) of the Option Agreement

(collectively, the “Assets”).

This Agreement is intended to and shall operate as an actual conveyance, transfer and assignment of  all of MASA’s right, title and interest in and to theMASA Properties to Andes and MASA shall forthwith register the transfer of title to the MASA Properties to Andeswith the appropriate Governmental Authority and do, sign and execute all such deeds, documents, transfers, assurances, acts, matters and things required by Andes to more perfectly convey, transfer and assign MASA’s right, title and interest in and to the MASA Properties to Andes. Any of the MASA Properties which may remain in the name of MASA after the date hereof shall be held by MASA as a bare trustee for Andes and MASA acknowledges that it shall have, from and after the date hereof, no beneficial interest in any of the MASA Properties.  Andes shall hold the MASA Properties and the Andes Rights on the same terms and conditions as LAMI (as MASA’s assignee under the Option Agreement) would otherwise be required to hold the MASA Properties and the Andes Rights under the Option Agreement.

6.

Delivery of Earn-in Notice.  The parties acknowledge and agree that if and when LAMI exercises the Option by, inter alia, delivering to MIM an Earn-in Notice pursuant to Section 7.1(b) of the Option Agreement, MIM shall pursuant to Section 3.1 of the Option Agreement, forthwith execute all documents and otherwise do all things necessary to transfer to Andes a 100% interest in the Property (subject to the Option Agreement and the Underlying Agreements) and register the transfer of title to the Property from MIM to Andes with the appropriate Governmental Authority, and assign to Andes all of its right, title and interest in and to the Underlying Agreements, whereupon Andes shall hold the Property on the same terms and conditions as LAMI (as MASA’s assignee under the Option Agreement) would otherwise be required to hold the Property under the Option Agreement and assume, observe and perform all rights, responsibilities and obligations of MIM under the Underlying Agreements arising on and from the Earn-in Date.

5	Exhibit 99.1

7.

Consideration for the MASA Properties and Right to Acquire the Property. MASA is indebted to MAI by way of non-interest bearing demand loans advanced by MAI to MASA from time to time prior to July 28, 2005 which loans have been used for, amongst other things, mining expenditures on the Los Azules Properties (the “MASA Debt”).  As consideration for the transfer by MASA to Andes of MASA’s right, title and interest in and to the MASA Properties and the assignment set forth in Section (b) of this Agreement, Andes hereby assumes US$7,229,177.10  of the MASA Debt owing to MAI on the same terms and conditions applicable to MASA (the “Assumed Debt”) and agrees to issue to MAI, a  promissory note evidencing the Assumed Debt in substantially the form attached hereto as Exhibit “A” (“MAI Note”). MAI hereby consents to the assignment of the Assumed Debt by MASA to Andes and releases and discharges MASA from its obligation to repay the Assumed Debt without any further act or formality.

8.

Conversion of Debt to Equity.  The parties acknowledge and agree that notwithstanding the terms of Sections 16.7 and 17.2 of the Option Agreement, the holder of the MAI  Note may at any time and from time to time prior to the Back-in Exercise Date, at its option convert all or any portion of the Assumed Debt into:

(a)

any number of non-voting preferred shares of any category, with or without share premium, of Andes which shares shall be issued by Andes upon any such conversion; and/or

(b)

an Aportes Irrevocables de Capital a Cuenta de Futura Subscripción de Acciones in respect of which non-voting preferred shares of any category, with or without share premium, of Andes may be issued at any time and from time to time at the election of the creditor thereof and which shall be issued by Andes upon any such election.

9.

ProjectCo.  The parties acknowledge and agree that from and after the date of delivery by MIM to LAMI of a Back-in Notice pursuant to Section 10.1 of the Option Agreement (such date to be referred to as the “Back-In Notice Date”), Andes shall serve as, constitute, and be considered as, the “ProjectCo” for the purposes of the Option Agreement. LAMI and Andes have agreed to jointly and severally provide the representations and warranties to MIM set out in Section  hereof to induce MIM and Xstrata to enter into this Agreement.

10.

Amendment to Section 11.1(a).  Section 11.1(a) of the Option Agreement is hereby amended by deleting the words “MAI (or to an Affiliate of MAI, as MAI may direct)” appearing in the first line of that Section and replacing the same with the word “LAMI”.

11.

Amendment to Section 11.1(b).  Section 11.1(b) of the Option Agreement is hereby amended by deleting the words “MAI (or to an Affiliate of MAI, as MAI may direct)” appearing in the third and fourth lines of that Section and replacing the same with the word “LAMI”.

6	Exhibit 99.1

12.

Amendment to Section 11.2.  Section 11.2 of the Option Agreement is hereby amended by deleting the words “or MAI” appearing in the sixth line and the seventh line of that Section.

13.

Amendments to Sections 16.4 and 16.6.   All references to “chairman of the Board of Directors” appearing in Sections 16.4 and 16.6 of the Option Agreement are hereby deleted and replaced with “Vice President”.

14.

Representations and Warranties of Andes.  LAMI and Andes jointly and severally represent and warrant to MIM as of the date hereof as follows, and acknowledge that MIM is relying thereon:

(a)

Andes is a validly subsisting corporation formed and validly existing under the laws of Argentina and is duly registered, licensed or qualified to carry on business under the laws of Argentina.

(b)

The authorized capital of Andes consists of an unlimited number of common shares and an unlimited number of non-voting preferred shares, of which 200 common shares are issued and outstanding and held as follows:

(i)

98 common shares are held legally and beneficially by LAMI; and

(ii)

102 common shares (which represent the Nominee Shares for the purpose of the Option Agreement) are held legally by San Juan Copper Inc. (“San Juan”), a Cayman Islands corporation and an Affiliate of LAMI and MAI, and beneficially by LAMI, in each case, free and clear of all Encumbrances and rights of others.

(c)

The rights, privileges, restrictions and conditions attached to the shares of Andes are as set out in the bylaws of Andes, an English translation of which is attached as Exhibit “B” and applicable Argentinean law.

(d)

Andes is not the legal or beneficial owner of any equity securities or ownership interests of any other Person.

(e)

Other than the Option Agreement and this Agreement, there is no contract, option or any other right in existence that is binding or that at any time in the future may become binding:

(i)

upon LAMI or San Juan to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or Encumber any of its shares (voting and non-voting) of Andes;

(ii)

upon Andes to allot or issue any of its unissued securities or other ownership interests or to create or exchange or convert existing securities or obligations for or into any additional class of securities or other ownership interests or to sell, transfer, assign, pledge, mortgage or in any other way dispose of or Encumber any of its assets (including the Assets) except any and all contracts, options or rights binding upon Andes under which the holder of the MAI Note is entitled to convert all or any portion of the Assumed Debt into:

7	Exhibit 99.1

A.

non-voting preferred shares; or

B.

Aportes Irrevocables de Capital a Cuenta de Futura Subscripción de Acciones in respect of which non-voting preferred shares of Andes may be issued at any time and from time to time at the election of the creditor thereof, as contemplated by Section  of this Agreement.

(f)

LAMI is a validly subsisting corporation formed and validly existing under the laws of the Cayman Islands and is duly registered, licensed or qualified to carry on business under the laws of the Cayman Islands and Argentina.

(g)

All of the issued and outstanding shares (voting and non-voting) of LAMI are owned indirectly by MAI.

(h)

Each of LAMI and Andes has all requisite power and capacity, corporate or otherwise, to enter into this Agreement and to perform its obligations under both this Agreement and the Option Agreement.  This Agreement has been duly and validly executed and delivered by each of LAMI and Andes and is a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms.

(i)

Neither the entering into of this Agreement nor the performance by LAMI or Andes of any of their respective obligations under this Agreement or the Option Agreement, will contravene, breach or result in any default under the governing or constating documents or other organizational documents of LAMI or Andes or under any mortgage, lease, agreement, other legally binding instrument, license, permit, statute, regulation, order, judgment, decree or Law or other obligation to which LAMI or Andes is a party or by which either of them may be bound.

(j)

No authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person in Argentina or elsewhere is required in connection with the execution, delivery or performance of this Agreement by LAMI or Andes or the performance of the Option Agreement by LAMI except in respect of any filings required for the transfer of title to the MASA Properties and the Property under local laws or any corporate filings as may be required under local laws.

(k)

Andes has no assets other than the Andes Rights and after giving effect to the transactions contemplated by Sections  through  of this Agreement, the MASA Properties and the right to acquire the Property pursuant to Section (b) of this Agreement, and has no Liabilities other than:

(i)

a payable owing by Andes to MASA of less than US$25,000 (the “MASA Payable”);

8	Exhibit 99.1

(ii)

Liabilities arising from or which are associated with its ownership of the Andes Rights and its exploration thereof;

(iii)

after giving effect to the transactions contemplated by Sections  through  of this Agreement:

A.

the Assumed Debt;

B.

the obligation to convert all or any portion of the Assumed Debt at the election of the holder of the MAI Note into:

I.

non-voting preferred shares; or

II.

Aportes Irrevocables de Capital a Cuenta de Futura Subscripción de Acciones in respect of which non-voting preferred shares of Andes may be issued at any time and from time to time at the election of the creditor thereof, as contemplated by Section  of this Agreement;

C.

Liabilities arising from or which are associated with its ownership of the MASA Properties and the acquisition of the MASA Properties by Andes; and

D.

all of the Liabilities of Andes arising under or pursuant to this Agreement and the Option Agreement.

Andes has not carried on any business except the business of staking and exploration on the Andes Rights.

(l)

Neither LAMI nor Andes have received any inquiry from or notice of a pending investigation from any Governmental Authority or of any administrative or judicial proceeding concerning the violation of any Laws.

(m)

The balance sheet and statements of income and retained earnings of Andes for the period ended on March 31, 2009 (the “Balance Sheet Date”), a copy of which is attached hereto as Exhibit “C”:

(i)

are in accordance with the books and accounts of Andes as at the Balance Sheet Date; and

(ii)

are true and correct and present fairly the financial position of Andes as at the Balance Sheet Date and the results of operations for the period covered thereby.

15.

Covenants of LAMI and Andes.

(a)

LAMI and Andes hereby covenant in favour of MIM that if MIM delivers a Back-in Notice, on the earlier of the date on which MIM assumes operational control and responsibility for the Los Azules Properties pursuant to Section 11.1(c) of the Option Agreement or the date on which the President and Treasurer of the ProjectCo are appointed pursuant to Section 16.5 of the Option Agreement, Andes will have no indebtedness whatsoever except for all or any part of the Assumed Debt that may exist at that time and the MASA Payable.

9	Exhibit 99.1

(b)

LAMI and Andes will ensure that if MIM delivers a Back-in Notice, the representations and warranties of LAMI and Andes set out in Section  are true and correct on the Back-In Notice Date with the same force and effect as if made at and as of such time, except that the representation and warranty set forth in Section (k) of this Agreement shall also include:

(i)

as assets of Andes, the Property acquired or to be acquired pursuant to Section  of this Agreement; and

(ii)

as Liabilities of Andes, Liabilities arising from or which are associated with its ownership of the Property and the acquisition of the Property by Andes, including without limitation, Liabilities under the Underlying Agreements, and a certificate to that effect signed by a senior officer of each of LAMI and Andes dated the Back-In Notice Date shall be delivered to MIM.

16.

Survival of and Indemnification for Representations, Warranties and Covenants of LAMI and Andes.

(a)

The representations, warranties and covenants of LAMI and Andes contained in this Agreement shall survive the completion of all transactions contemplated herein and shall continue in full force and effect.

(b)

LAMI and Andes shall indemnify and save harmless MIM, its directors, officers, employees, agents, representatives and those of its Affiliates (each, an “Xstrata Indemnified Party”) from and against any direct or indirect losses, costs and damages suffered by an Xstrata Indemnified Party as a result of any breach of representation, warranty or covenant on the part of LAMI and/or Andes contained in this Agreement.

17.

Confirmation.  MIM and Xstrata acknowledge and agree that the provisions of Section 19.6 of the Option Agreement are not applicable in respect of the transactions contemplated by  Sections  and  of this Agreement.

18.

Xstrata Guarantee.  Xstrata hereby acknowledges and agrees that the guarantee provided by Xstrata to MASA in Section 26 of the Option Agreement is hereby extended to and for the benefit of LAMI who shall be entitled to all of the rights, benefits and remedies connected therewith or arising therefrom.

19.

Stamp Duties.  Provided that MIM delivers a Back-in Notice, MIM and Xstrata covenant and agree to pay to LAMI an amount equal to one-half of all stamp duties paid on or in connection with the transfer of the MASA Properties pursuant to Section  of this Agreement and the transfer of the Property pursuant to Section  of this Agreement.  Such payment from MIM and Xstrata shall be due and payable forthwith after the delivery of the Back-in Notice by MIM. For greater certainty, the payment by Andes, LAMI or any Affiliate thereof of stamp duties, transfer taxes and other fees associated with the transfer of the MASA Properties and the Property pursuant to Sections  and  of this Agreement shall not constitute Los Azules Expenditures.

10	Exhibit 99.1

20.

Notices.  Notices under this Agreement shall be given and addressed in the same manner as set forth in the Option Agreement.  For the purposes of this Agreement and Section 20.1 of the Option Agreement, Notices to LAMI shall be addressed as follows:

If to LAMI:

Los Azules Mining Inc.
c/o Ogier Fiduciary Services (Cayman) Limited
Queensgate House
PO Box 1234
Grand Cayman KY1-1108

Attention:

Michael Davies

Facsimile No.   (345) 945 8604

with a copy, which shall not constitute notice to:

Minera Andes Inc.
111 East Magnesium Rd., Suite A
Spokane, WA 99208

Attn:

Chief Executive Officer
Fax:

509-921-7325

21.

Further Assurances.  Each party to this Agreement will from time to time execute and deliver or cause to be executed and delivered all such further documents and instruments and do or cause to be done all further acts and things as may be reasonably required in order to effectively carry out the full intent and meaning of this Agreement or any provisions hereof.

22.

Enurement.  This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and assigns.

23.

Counterparts. This Agreement may be executed by the parties in any number of counterparts, each of which, when delivered, either in original or facsimile or other electronic form, shall be deemed to be an original and all of which together shall constitute one and the same document.

24.

Amendment to Option Agreement. The Option Agreement shall henceforth be read and construed in conjunction with this Agreement and the Option Agreement shall be and shall continue to be in full force and effect, as amended hereby.

11	Exhibit 99.1

25.

Amendment.  This Agreement may not be amended except in writing signed by the parties hereto.

26.

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the laws of Canada applicable therein.

[Signature Page Follows]

12	Exhibit 99.1

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

MINERA ANDES INC.

(Signed) “Allen Ambrose”

Per:
Authorized Signatory

MINERA ANDES S.A.

(Signed) “Jorge Vargas”

Per:
Authorized Signatory

ANDES CORPORACIÓN MINERA S.A.

(Signed) “Jorge Vargas Gei”

Per:
Authorized Signatory

LOS AZULES MINING INC.

(Signed) “Allen Ambrose”

Per:
Authorized Signatory

MIM ARGENTINA EXPLORACIONES S.A.

(Signed) “Xavier Ochoa”

Per:
Authorized Signatory

XSTRATA QUEENSLAND LIMITED

(Signed) “Andrew Greville”

Per:
Authorized Signatory

Exhibit 99.1

EXHIBIT “A”

MAI NOTE

(SEE ATTACHED)

Exhibit 99.1

DEMAND NON-INTEREST BEARING PROMISSORY NOTE

US$7,229,177.10	May ___, 2009

WHEREAS,

A.

The Lender (as defined below) made non-interest bearing loans to Minera Andes S.A. (“MASA”) from time to time prior to July 28, 2005 (the “Pre-July 2005 Loans”);

B.

The Pre-July 2005 Loans were never formalized by way of promissory notes or loan agreements but are reflected in the records of the Lender and MASA;

C.

MASA has confirmed that a portion of the advances under the Pre-July 2005 Loans was used by MASA for primary production and investment in non-financial assets and the indebtedness relating to such Pre-July 2005 Loans is payable on demand by the Lender;

D.

Pursuant to the terms of the Assignment and Amending Agreement dated as of May 15, 2009 among the Lender, MASA, the Borrower (as defined below), LOS AZULES MINING INC., MIM Argentina Exploraciones S.A., and Xstrata Queensland Limited, MASA, with the consent of the Lender, assigned US$7,229,177.10  of the Pre-July 2005 Loans (the “Assumed Debt”) and the Borrower assumed such indebtedness on the same terms and conditions to which MASA was subject; and

E.

This Promissory Note is intended to evidence the Assumed Debt and set forth the terms of such indebtedness.

FOR VALUE RECEIVED, ANDES CORPORACIÓN MINERA S.A., an Argentinean corporation (the “Borrower”), hereby promises to pay ON DEMAND to or to the order of MINERA ANDES INC., an Alberta corporation (the “Lender”), the principal sum of US$7,229,177.10 , in the lawful currency of the United States, without interest.

1.

Time shall be of the essence of this Promissory Note.

2.

This Promissory Note and the rights of the Lender under this Promissory Note may be assigned by the Lender without the consent of the Borrower. Upon such assignment and once the Borrower has been notified of the assignment, the assignee shall become the “Lender” for the purposes of this Promissory Note.

3.

This Promissory Note will be governed by and construed in accordance with the laws of the Province of Alberta.

4.

The Borrower irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Alberta, and any appellate court thereof, in any action or proceeding arising out of or relating to this Promissory Note, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Promissory Note shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Promissory Note against the Borrower in any jurisdiction.

Exhibit 99.1

5.

The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Promissory Note in any court referred to in Section 4 hereof. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

6.

This Promissory Note and all of its provisions will enure to the benefit of the Lender and its successors and assigns, and will be binding on the Borrower and its successors and permitted assigns.

7.

The Borrower hereby waives demand and presentment for payment, notice of dishonour, notice of non-payment, protest and notice of protest of this Promissory Note.

IN WITNESS WHEREOF the undersigned has executed and delivered this Promissory Note on the date first above written.

ANDES CORPORACIÓN MINERA S.A., by its authorized signatory(ies): ______________________________________ Name: Title: ______________________________________ Name: Title:

Exhibit 99.1

EXHIBIT “B”

BYLAWS OF ANDES

(SEE ATTACHED)

Exhibit 99.1

BY-LAWS OF "ANDES CORPORACIÓN MINERA SOCIEDAD ANÓNIMA". TITLE ONE; NAME AND DOMICILE. TERM AND PURPOSE: Section One: The name of the corporation is "ANDES CORPORACIÓN MINERA SOCIEDAD ANÓNIMA". The corporation shall be governed by these By-laws and by Law 19,550 (1984) and other regulations in force on a supplemental basis.  Section Two: It shall have its domicile in the Province of Mendoza, Argentine Republic and the Board of Directors may set up branches, agencies, and offices anywhere in Argentina or abroad.  Section Three: The duration of the Company shall be ninety-nine (99) years counted as from its date of registration with the Public Registry of Companies and Commerce.  Section Four: The purpose of the Company is to engage in its own name or on behalf of or in association with third parties, whether individuals or legal entities, either in Argentina or abroad, in any of the following activities: a) FARMING AND LIVESTOCK-RELATED: The exploitation and development of grape-growing and wine-making, viticultural, olive-growing, fruit-growing., horticultural, grain-growing, forage, pasture activities and any other farming or livestock-related activity resulting in the production of fruits and crops and industrialization and marketing thereof both. in the domestic market and abroad; b) INDUSTRIAL: The production, manufacture, transformation, making and distribution of products and by-products related to the oil and mining industry, and the exploitation of heavy and light metallurgical industry, metal and ore foundry and machining, as well as any other product included in its corporate purpose; c) COMMERCIAL: The purchase, import, export, exchange, representation, commission, consignment, distribution, and fractionation of any kind of products related to the corporate purpose at any of their stages, both in the domestic market and abroad; d) AGENCY: Act under agency agreements, a commission, consignment, representation agreement directly related to the Company's activities; including export and import transactions, acting before the Argentine Customs Office in any such matters as may be necessary, pursuant to the laws regulating performance thereof.  To be registered with the registries established by the enforcement authority and as a provider for the Governments: at the national, provincial, and municipal level, in accordance with the regulations in force. Registration and commercial" use of patents of invention, trademarks, licenses and industrial designs, whether national or foreign; grant licenses and/or enter into franchise agreements in connection therewith; e) MINING: Including but not limited to the exploration or exploitation

Exhibit 99.1

of quarries, mines, fields which may be contributed or acquired in the future by discovery, purchase or by any other right, including the mines and first, second and third-category minerals, as well as reservoirs subject to special laws, pursuant to the conditions therein established, anywhere within the country or abroad. Conduct of studies, research works, prospects, explorations, extractions, discoveries, creation of easements, registers, acquisition of mines and estaca minas, and perform all such other acts and activities permitted and contemplated by the Argentine Code of Mining and supplementary laws. Provision and engagement of any kind of services related to the mining activity; together with third parties, in the country or abroad. – Conduct studies and environmental impact reports, be registered and enter into contracts with all public, either mixed or private, foreign, national, provincial or municipal agencies in furtherance of its purpose. — Purchase, sale, import and export of any kind of machines, accessories, spare parts and materials necessary to perform mining activities. – f) TRANSPORT: Charter, by means of transport owned by the company or third parties, goods and/or products arising from pursuance of the corporate purpose in general, in the country or abroad, by sea, air and ground; g) REAL ESTATE and CONTRUCTION: Acquisition, sale, exchange, exploitation, lease, real-estate development, fractionations, management of urban or rural real property, whether owned by the company or third parties, as well as the construction of any kind of public or private works; h) IMPORT AND EXPORT: of any kind of products related to the corporate purpose, such as goods, ores, machines, tools, raw materials, farming products and any kind of materials related to its corporate purpose. i). FINANCIAL AND INVESTMENT: Hold interests in other companies through the purchase, sale or exchange, in one single cash payment or installments, of shares, negotiable obligations or other kind of securities or capital contributions to companies already organized or to be organized in the future, or enter into joint venture agreements related to the corporate purpose. — Granting of loans using own funds, whether secured or not, and if secured, by a security interest or otherwise, to individuals and/or legal entities; borrow money, with or without a guaranty, -and if guaranteed, by a security interest or otherwise- from national or foreign banks and financial institutions in general; operate in national and foreign banks and financial institutions in general, performing transactions permitted by the laws in force, including entering into relationships therewith, opening and closing checking accounts, trading of

Exhibit 99.1

securities and assets, foreign trade transactions, currency exchange transactions, creating trusts for purposes related to its corporate purpose; expressly excluding the performance of any activity provided for in the Law of Financial Institutions (21,526) as amended, and any other activity requiring a public bidding process.  TITLE II, CAPITAL  SHARES  SHAREHOLDERS Section Five; The capital stock is fixed at TWENTY THOUSAND pesos (AR$ 20,000) divided into two hundred (200) ordinary, nominative, non-endorsable, single-vote shares of ONE HUNDRED pesos (AR$100) par value each.  Share certificates may be issued representing more than one share.  Section Six: Shares shall be nominative, non-endorsable, common or preferred, in accordance with the laws in force, and as established by the pertinent Shareholders' Meeting deciding the capital increase.  Preferred shares shall be entitled to a financial preference, as established by the pertinent Shareholders Meeting deciding the capital increase that may consist in collecting a preferred dividend, either cumulative or not, in accordance with their terms of issue.  Preferred shares may also be granted an additional share in the Company's profits or any other financial preference.  Section Seven: Shareholders shall be entitled to preemptive rights and additional preemptive rights (derecho de acreecer) in connection with the subscription for new shares issued, in proportion to their shareholdings except as contemplated by section 197 of Law 19,550 (1984). Preemptive rights shall be exercised in accordance with the provisions of section 194 of the Companies Law, - Section Eight: In the event of default in the payment of the Shares, the Board of Directors shall be authorized to act in accordance with the provisions of Section 193 of Law 19,550. TITLE III, MANAGEMENT AND AUDITING: Section Nine: The Company shall be managed by a Board of Directors consisting of the number of members to be fixed by the General Ordinary Shareholders' Meeting between a minimum of one and a maximum of four.  Directors shall hold office for one fiscal year and they may be reelected.  The General Shareholders' Meeting shall appoint the same member of alternate Directors, who shall fill any vacancy which may arise on the Board.  The General Shareholders' Meeting shall appoint a President and a Vice President, in the event the Board consists of two or more members, who shall replace the President in case of absence or without need to evidence such circumstances.  The Board of Directors shall transact business with an absolute majority of its members entitled to vote and shall adopt resolutions by a majority of Votes present, except as per the matters

Exhibit 99.1

requiring "Supermajority Vote" as described below in Section Seventeen. In the event of a draw, the Director acting as Vice President shall be entitled to cast two votes. The Board of Directors Meeting shall be summoned for not less than 7 days nor more than 14 days prior to the meeting via notification to the Person of each of the members to the Board. The Shareholders' Meeting shall fix the amount of Directors' remunerations, which shall not be higher than twenty-five- percent (25%) of the profits. Such limitation shall be reduced to five percent (5%) when no dividends are distributed to the shareholders. —Section Ten: Regular and alternate directors shall furnish the following guaranties: Deposit with the Company, in cash or government bonds or other companies’ shares, an amount equal to one percent (1%) of the Corporate Capital or creation of a mortgage, pledge or surety famished by third parties in favor of the Company or demand promissory note guaranteed by third parties accepted by the Shareholders' Meeting which may elect them. Such deposit shall be returned upon expiration of their terms of office and approval by the Shareholders' Meeting of the discharge of duties. — Section Eleven: Directors shall be unlimitedly and jointly and severally liable to the company, and the shareholders for failure to discharge their duties as appropriate — failure to act loyally and with the diligence of a good man of business — and for the violation of the Law, the By-laws or the regulations and for any other damage arising out of fraud, misuse of authority or gross negligence. Notwithstanding the provisions set forth in the foregoing paragraph; liability shall be determined on the basis of individual actions, according to the functions set forth in the regulations or Shareholders' Meeting resolution. The Director who took part in the discussions or resolution or who was aware thereof shall have no liability if he puts his protest on record in writing and gives notice thereof to the Syndic — should auditing body have been organized-, the Shareholders' Meeting, the competent authorities or if he files the legal action. Section Twelve: Except as per the matters requiring "Supermajority Vote" as described below in Section Seventeen the Board of Directors is vested with full powers to manage and dispose of the Company's property, in compliance with the relevant provisions of Law 19,550, Section 1881 of the Civil Code and the provisions of Decree 5,965/63. It may carry out all kinds of acts such as, among others, setting up agencies, branches or any other representation offices, either in Argentina or abroad, carry out transactions with all types of Banks and Credit Institutions, be they public or private, domestic or foreign, in Argentina or abroad; grant general or special

Exhibit 99.1

powers of attorney for administration purposes and special ones for the disposal of property, in favor of Directors or third parties. It shall not stand as surety for third parties without the Shareholders' Meeting's prior approval. Section Thirteen: The legal representation of the Company for all corporate matters and dealings is vested in the President or the Vice President, in case of the President's absence or impediment without need to evidence such circumstances, pursuant to the provisions of Section Nine. He may exercise such representation powers by merely affixing his signature and shall therefore be fully empowered, to the extent that Section Seventeen does not apply, to execute all such public or private documents as well as notarial deeds as may be appropriate in connection with the ordinary business activity of the Company. Section Fourteen: The Company may dispense with the appointment of Syndics provided that it does not fall within the scope of Section 299, Law 19,550. In such case, the shareholders shall be vested with controlling powers as stipulated in Section 55 and 284 of the Companies Law. If the Company is subject to permanent government supervision as stipulated in Section 299, subsection 2 of Laws 19,500, the supervisory committee shall be made up of one Regular Syndic to be appointed by the Shareholders' Meeting together with one Alternate Syndic. They shall hold office for a term of three (3) fiscal years. Both the Regular Syndic and the Alternate Syndic may be reelected. Once the members of the Supervisory Committee are elected, they shall hold office until the expiry of the term for which they were appointed, even though the grounds for such appointment were no longer effective. The Syndics shall have all such powers and duties as are set forth in Sections 240, 294 and 295 of Law 19,550 and their fees shall be fixed by the Shareholders' Meeting. TITLE IV. SHAREHOLDERS' MEETINGS. Section Fifteen: All Shareholders' Meetings shall be summoned in compliance with the provisions of Section 236 and 237 of Law 19,550; without detriment to the stipulations applicable to unanimous Shareholders' Meetings. Notices shall indicate the day and time of closing of the Register of Attendance for the shareholders to comply with the provisions of Section 238 of the Companies Law. Section Sixteen: Except as per the matters requiring "Super Majority Vote" as described below in Section Seventeen, the quorum and majority requirements shall be governed by the provisions of Sections 243 and 244 of Law 19,550, according to the type of Shareholders' Meeting, notice and matters involved. Extraordinary Shareholders' Meetings at second call shall be deemed to be validly held irrespective of the number of voting shares

Exhibit 99.1

present thereat, except as, set forth in Section 70, last paragraph, 88 and 244 in fine of Law 19,550. TITLE V. SUPERMAJORITY VOTE. Section Seventeen: The Company shall not, without the unanimous agreement of all the members of the Board of Directors or all the members of the Shareholders' Meeting entitled to vote, depending on the nature of the matter: (a) abandon, sell or otherwise dispose of any of its mining properties, mining rights or applications thereof, in whole or in part (including but not limited to minas1, manifestaciones de descubrimiento2, cateos3, servidumbres mineras4, etc.); (b) borrow any money from any Person or otherwise incur any indebtedness, obligation or liability; (c) grant any guarantee, surety or indemnity in respect of the liabilities or indebtedness of any other Person; (d) purchase or otherwise acquire any interest in securities of any other Person; (e) wind-up, dissolve, apply for protection from creditors or make an assignment for the benefit of creditors or other bankruptcy proceeding; (f) merge or amalgamate with another entity, or undergo any corporate reorganization; (g) amend its corporate capital or any of its bylaws or other constating documents; (h) issue any securities in the capital of Company or any bonds, debentures or other instruments convertible into securities in the capital of Company; (i) declare, pay, authorize or make any dividend, payment or distribution of any kind or nature to its shareholders or redeem or purchase or otherwise acquired any of its capital stock; (j) convert any debt into equity; (k) enter into any transaction, contract or agreement other than a renewal of a pre-existing transaction, contract or agreement; (l) make any capital expenditure whatsoever; or (m) agree to do any of the foregoing, except in the context of negotiating a Shareholders Agreement or for any agreements made by the Company with respect to obtaining project financing for the development of any of its mining projects/properties. TITLE VI. BALANCE SHEET: ALLOCATION OF PROFITS: Section Eighteen: The Company's fiscal year shall close on December 31, annually.  As of such date, the Financial Statements shall be drawn up in compliance with the legal provisions in force and applicable accounting standards. Copies of the following documentation shall be made available at the registered office for consideration by the shareholders, at least fifteen days in advance of the date of examination:

_________________________________

1 Mining Concessiones.

2 Manifestations of discovery.

3 Mining rights (exploration permits).

4 Mining easements.

Exhibit 99.1

annual report, balance sheet, statement of income for the fiscal year, statement of changes in Stockholders' Equity, Notes to financial statements, supplementary information, tables, annexes, plan for the allocation of profits/losses, auditor's report and Syndic's report, if he had been appointed.  Section Nineteen: Realized and liquid profits shall be allocated as follows: 1) Five percent (5%) to the legal reserve fund, until reaching twenty percent of the subscribed capital stock; 2) to fees payable to Directors and Syndics, if any, in compliance with the provisions of Section 261 of Law 22,903; c) to optional reserve funds as stipulated in Section 70, in fine, of Law 19,550 as amended by Law 22,903; d) to dividends on shares; e) dividends shall be paid within one year after having been approved.  TITLE VII. DISSOLUTION AND LIQUIDATION, Section Twenty: Upon the dissolution of the Company for any reason set forth in Section 94 of the Companies law, liquidation proceedings shall be carried out by the liquidator or liquidators appointed by the Extraordinary Shareholders' Meeting, who shall discharge duties in compliance with the provisions of Section 101 and related sections of Law 19,550, under the supervision of the Syndic, if any.  Capital reimbursements may be made in kind, if permitted by liquidation proceedings.

EXHIBIT “C”

BALANCE SHEET OF ANDES

(SEE ATTACHED)

Exhibit 99.1

ANDES CORPORACIÓN MINERA SOCIEDAD ANÓNIMA
BALANCE SHEET
Prepared by Management
(U.S. Dollars - Unaudited)

March 31,
2009
ASSETS
Cash and cash equivalents	$1,096
Mineral properties and deferred exploration costs	20,047
Total assets	$21,143
LIABILITIES
Intercompany payable to related party	$15,121
Total liabilities	15,121

SHAREHOLDERS’ EQUITY
Share capital:
Common shares, ARG$100 par value,
Issued March 31, 2009—200 shares	6,154
Contributed surplus	-
Accumulated deficit	(132)
Total shareholders’ equity	6,022
Total liabilities and shareholders’ equity	$21,143

ANDES CORPORACIÓN MINERA SOCIEDAD ANÓNIMA
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
Prepared by Management
(U.S. Dollars - Unaudited)

Three Months
Ended
March 31, 2009

Revenue	$-
General and Adminstrative	194
Loss for the period	(194)
Retained earnings, beginning of period	62
Accumulated deficit, end of period	$(132)